EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	6/30/2015	6/30/2015
EARNINGS
Income Before Income Taxes and Equity Earnings	$208,484	$219,283	$245,862	$220,957	$208,761	$276,993	$152,501
Fixed Charges (as below)	132,106	134,285	147,817	144,844	142,276	144,665	73,185
Total Earnings	$340,590	$353,568	$393,679	$365,801	$351,037	$421,658	$225,686

FIXED CHARGES
Interest Expense	$86,538	$81,781	$88,318	$130,282	$126,127	$124,673	$62,160
Credit for Allowance for Borrowed Funds Used During Construction	33,668	40,904	48,499	4,262	6,949	10,792	6,425
Estimated Interest Element in Lease Rentals	11,900	11,600	11,000	10,300	9,200	9,200	4,600
Total Fixed Charges	$132,106	$134,285	$147,817	$144,844	$142,276	$144,665	$73,185

Ratio of Earnings to Fixed Charges	2.57	2.63	2.66	2.52	2.46	2.91	3.08